

March 11, 2013

<u>Via E-mail</u>
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **File No. 000-27038**

Dear Mr. Beaudoin:

We have reviewed your letter dated February 28, 2013 in connection with the above-referenced filing and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 11, 2013.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

1.   We note your response to prior comment 3 where you state that the cumulative results, supported by the final royalty and transfer pricing study, coupled with your future profitability estimates, provided significant positive evidence to support the reversal of your U.S. valuation allowance at the end of fiscal 2012. Please clarify whether you considered what your cumulative results would have been under the new royalty arrangement and, if so, please tell us the dollar amount of such results. Otherwise, please

clarify why the cumulative results realized under the old royalty arrangement are relevant in your analysis of future projected income, as it does not appear they would be representative of future income under the new IP Strategy.

2.   We note your response to prior comment 4. However, we do not believe that past variability in your effective tax rate as a result of discrete events should impact the consideration that you give to disclosing known trends that may result in adjustments to your statutory rate and income before income taxes in future periods. Please tell us the amount by which the new IP strategy impacted your statutory rate in 2012. Also, tell us what impact you anticipate this strategy will have on your future statutory tax rate and why you do not believe a discussion of this trend in potential tax savings is meaningful to your investors. As part of your response, please also explain the difference between your foreign tax rate adjustment for the year ended September 30, 2012 and your foreign tax rate adjustment for the quarter ended December 31, 2012. Lastly, tell us your consideration to disclosing in future filings explanations for significant changes in your foreign tax rate adjustment between periods, including any changes attributable to your new IP Strategy.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. . If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202)-551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief